UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 Under

the Securities Exchange Act of 1934

November 15, 2024

Commission File Number: 001-36614

Alibaba Group Holding Limited

(Registrant’s name)

26/F Tower One, Times Square

1 Matheson Street

Causeway Bay

Hong Kong S.A.R.

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

EXPLANATORY NOTE

As an issuer listed on the Hong Kong Stock Exchange, we are required to submit with The Stock Exchange of Hong Kong Limited a next day disclosure return form in relation to the movements in our authorized issued shares or treasury shares as a result of or in connection with certain events (the “Next Day Disclosure Return”) pursuant to Rule 13.25A of the Hong Kong Listing Rules. We are furnishing our Next Day Disclosure Returns dated November 11, 2024, November 12, 2024, November 13, 2024, November 14, 2024 and November 15, 2024 as Exhibit 99.1, Exhibit 99.2, Exhibit 99.3, Exhibit 99.4 and Exhibit 99.5 of this Current Report on Form 6-K.

EXHIBITS

Exhibit 99.1 – Next Day Disclosure Return with The Stock Exchange of Hong Kong Limited – Next Day Disclosure Return dated November 11, 2024

Exhibit 99.2 – Next Day Disclosure Return with The Stock Exchange of Hong Kong Limited – Next Day Disclosure Return dated November 12, 2024

Exhibit 99.3 – Next Day Disclosure Return with The Stock Exchange of Hong Kong Limited – Next Day Disclosure Return dated November 13, 2024

Exhibit 99.4 – Next Day Disclosure Return with The Stock Exchange of Hong Kong Limited – Next Day Disclosure Return dated November 14, 2024

Exhibit 99.5 – Next Day Disclosure Return with The Stock Exchange of Hong Kong Limited – Next Day Disclosure Return dated November 15, 2024

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALIBABA GROUP HOLDING LIMITED

Date: November 15, 2024	By:	/s/ Kevin Jinwei ZHANG
	Name:	Kevin Jinwei ZHANG
	Title:	Company Secretary

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